EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 25, 2009, relating to the consolidated financial statements of Apollo Gold Corporation (the “Company”) (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on the Company’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Apollo Gold Corporation for the year ended December 31, 2008, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
October 16, 2009